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                                  January 1, 1996

Mr. Leo Kim
Executive Vice President and
Chief Technical Officer
Mycogen Corporation
5501 Oberlin Drive
San Diego, California   92121

Dear Mr. Kim:

     We are pleased to inform you that the Board of Directors (the "Board") of Mycogen Corporation (the "Company") has authorized an employment package for you which will provide certain assurances concerning the terms and conditions of your continued employment with the Company and will allow you to participate in a program of severance benefit payments should your employment terminate. The purpose of this letter agreement (the "Agreement") is to document the terms of your employment package by providing you with a formal employment contract.

     The Company considers it essential to the continuing operation of the Company and in the best interests of its shareholders to assure the continuous dedication of key management personnel. It is recognized in the context of public ownership that a termination of an employee's employment without cause may be sought and that such circumstances could prove distracting to key executives and detrimental to the ongoing management and administration of the Company. Such distraction is not in the best interest of the shareholders of the Company. Accordingly, the Board has determined to discourage the inevitable distraction to you in the face of potentially disturbing circumstances inherent in any uncertainty regarding your employment status. This Agreement is intended to secure and encourage your ongoing retention by providing separation benefits in the event that your employment is altered as hereinafter described. In order to induce you to remain in the employ of the Company, and in consideration of the your agreement set forth in Sections 10, 11, 12 and 13 of Part Two hereof, the Company agrees to pay the severance payments and benefits set forth in this Employment Agreement, under the circumstances described herein.

     This Agreement supersedes any written employment agreement between you and the Company prior to the date hereof.

     Part One of this Agreement sets forth certain definitional provisions to be in effect for purposes of determining your benefit entitlements. Part Two specifies the terms and conditions which will apply to your continued employment with the Company, including the severance payments and benefits to which you will become entitled in the event your employment should be terminated. Part Three provides an additional gross-up bonus to you in the particular circumstance where the payment of or separation benefits generates the imposition of an excise


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tax by the Internal Revenue Service.  Part Four provides for certain additional rights and responsibilities of both yourself and the Company. Part Five concludes this Agreement with a series of general terms and conditions applicable to your employment benefits.

                           PART ONE -- DEFINITIONS

     DEFINITIONS. For purposes of this Agreement, including in particular the severance payments and benefits to which you may become entitled under Part Three, the following definitions will be in effect:

     "CHANGE IN CONTROL" means:

     (i) a merger or acquisition in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the State of the Company's incorporation;

     (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company in liquidation or dissolution of the Company or a sale/leaseback of all or substantially all of the Company's assets (with or without a purchase option);

     (iii) a transfer of all or substantially all of the Company's assets pursuant to a partnership or joint venture agreement or similar arrangement where the Company's resulting interest is or becomes fifty percent (50%) or less;

     (iv) any reverse merger in which the Company is the surviving entity but in which fifty percent (50%) or more of the Company's outstanding voting stock is transferred to holders different from those who held the stock immediately prior to such merger;

     (v) on or after the date hereof, a change in ownership of the Company through an action or series of transactions, such that any person is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the securities of the combined voting power of the Company's outstanding securities;

     (vi) a change in the composition of the Board such that the individuals elected to the Board at the last meeting of the shareholders at which there is not a contested election subsequently cease to comprise a majority of the Board; or

     (vii) the occurrence of any other event constituting a "change in control" under Code Section 280G or the Treasury regulations promulgated thereunder.

     "CODE" means the Internal Revenue Code of 1986, as amended from time to time.

     "EMPLOYEE" means Leo Kim.


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

     "EMPLOYEE BENEFIT PLAN" shall have the meaning given the term under Section 3 of ERISA.

     "EMPLOYMENT PERIOD" means the period of your employment with the Company governed by the terms and provisions of this Agreement.

     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as in effect from time to time.

     "INVOLUNTARY TERMINATION" means the termination of your employment with the Company:

     (i) involuntarily upon your discharge, dismissal, or the Company's failure to renew this Agreement pursuant to Section 3 of Part Two, whether or not in connection with a Change in Control; or

     (ii) voluntarily or involuntarily, provided such termination occurs in connection with (a) a change in your position with the Company which materially reduces your level of responsibility or changes your title, (b) a reduction in your level of compensation (including base salary, fringe benefits and any non-discretionary bonuses or other incentive payments earned pursuant to objective standards or criteria) by more than ten percent (10%), or (c) a relocation of your principal place of employment by more than fifty (50) miles or a change in your responsibilities such that you must spend more than twenty percent (20%) of your working days outside of the San Diego, California area, AND such change, reduction or relocation is effected without your written concurrence.

     "OPTION" means any option granted to you under the Stock Option Plan which is outstanding at the time of your Involuntary Termination.

     "STOCK OPTION PLAN" means the Company's 1992 Stock Option Plan (including the predecessor 1983 Stock Option Plan), as amended through the date hereof.

     "RESTRICTED STOCK ISSUANCE PLAN" means the 1990 Restricted Stock Issuance Plan, as revised on April 18, 1991, and as further amended through the date hereof.

     "TERMINATION FOR CAUSE" will mean an Involuntary Termination of your employment for one or more alleged acts of fraud, embezzlement, misappropriation of proprietary information or any other verifiable misconduct adversely affecting the business reputation of the Company in a material manner.


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

                PART TWO -- TERMS AND CONDITIONS OF EMPLOYMENT

     The following terms and conditions will govern your employment with the Company throughout the Employment Period and will also, to the extent indicated below, remain in effect following your termination date.

     1. EMPLOYMENT AND DUTIES. The Company will continue to employ you as an executive officer in the position of Executive Vice President and Chief Technical Officer. You agree to continue in such employment for the duration of the Employment Period and to perform in good faith and to the best of your ability all services which may be required of you in your executive position and to be available to render such services at all reasonable times and places in accordance with reasonable directives and assignments issued by the Board or your superiors. During your Employment Period, you will devote your full time and effort to the business and affairs of the Company within the scope of your executive office. Your principal place of operations will be at the Company's corporate offices in San Diego, California. You may, however, be required to travel periodically to Company facilities in other geographic locations in connection with your duties.

     2. TERM OF AGREEMENT. This Agreement shall be effective as of the date hereof. The term of this Agreement shall continue in effect from such date for a period of one (1) year from such date, subject to the provisions of this Part Two, unless sooner terminated by the parties in accordance with the provisions hereof. No termination or expiration of this Agreement shall affect any rights, obligations or liabilities of Employee or the Company that shall have accrued on or prior to the date of termination or expiration.

     3. AUTOMATIC EXTENSION. Commencing on the first anniversary of the effective date hereof, and on each succeeding anniversary of the date hereof, the term of this Agreement shall automatically be extended for one (1) additional year unless, not later than three (3) months preceding such anniversary date, the Company shall have given written notice pursuant to
Section 6 of Part Five that it will not extend the term of this Agreement. The automatic extension of the term of this Employment Agreement pursuant to this
Section 3 shall not be a modification of this Agreement in any significant respect within the meaning of Section 280G of the Code and the rules and regulations thereunder.

     4.   COMPENSATION.

          A. For service in the 1996 calendar year, your base salary will be the annual rate of $165,000. Your annual rate of base salary will be subject to adjustment each calendar year by the Board.

          B. Your base salary will be paid at periodic intervals in accordance with the Company's payroll practices for salaried employees.


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

          C. You will be entitled to such bonuses (if any) for service rendered during the Employment Period as the Board may determine in its sole discretion based upon the recommendation of the Company's Chief Employee Officer and such additional factors as the Board deems appropriate, including your individual performance and the Company's profitability.

          D. The Company will deduct and withhold, from the compensation payable to you hereunder, any and all applicable Federal, State and local income and employment withholding taxes and any other amounts required to be deducted or withheld by the Company under applicable statute or regulation.

     5. EXPENSE REIMBURSEMENT. You will be entitled to reimbursement from the Company for all customary, ordinary and necessary business expenses incurred by you in the performance of your duties hereunder, PROVIDED you furnish the Company with vouchers, receipts and other substantiation of such expenses within thirty (30) days after they are incurred.

     6. FRINGE BENEFITS. During the Employment Period, you will be eligible to participate in any group life insurance plan, group medical and/or dental insurance plan, accidental death and dismemberment plan, short-term disability program and other employee benefit plans, including profit sharing plans, cafeteria benefit programs, and stock option plans, which are made available to executives and for which you qualify.

     7. VACATION. You will accrue paid vacation benefits during the Employment Period in accordance with the Company policy in effect for executive officers.

     8.   DEATH OR DISABILITY.

          A. Upon your death or disability during the Employment Period, the employment relationship created pursuant to this Agreement will immediately terminate, and no further compensation will become payable to you pursuant to Part Two, Section 4. In connection with such termination, the Company will only be required to pay you (or your estate) any unpaid compensation earned under Part Two, Section 4 for services rendered through the date of your death or disability, together with a special termination payment equal to the additional amount of base salary you would have earned hereunder had your employment continued for an additional thirty (30) days.

          B. You will be deemed disabled if you are, in the Company's reasonable opinion, unable by reason of any permanent physical or mental injury or illness to substantially perform the services required of you hereunder either for a period in excess of one hundred eighty (180) days or for a period of one hundred eighty (180) days in the aggregate during any two hundred seventy
(270) day period. In such event, you will be deemed disabled as of the end of such one hundred eightieth (180th) day.

          C.   Upon death or disability the terms of The Stock Plan will apply.


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

     9.   SEVERANCE BENEFITS.

          A. You will be entitled to receive the severance benefits specified below in the event there should occur an Involuntary Termination of your employment (other than a Termination for Cause) prior to January 1, 1999, whether or not effected in connection with a Change in Control:

               (i) SEVERANCE BENEFIT. The Company will make a severance payment to you, in one lump sum within fifteen (15) days of the date of your Involuntary Termination, in an aggregate amount equal to three (3) times the sum of (a) the average annual rate of base salary and (b) the average bonus paid to you by the Company, in each case for service rendered in the two (2) immediately preceding calendar years. If a bonus was paid for only one of those calendar years, then the clause (b) amount will be equal to that bonus.

               (ii) WELFARE BENEFITS. For a period of thirty-six (36) months, Employee (and his dependents, as applicable) shall be provided by the Company with the same life, health and disability plan participation, benefits and other coverages to which he was entitled as an employee immediately before the Involuntary Termination. In the event that under applicable law or the terms of the relevant Employee Benefit Plans such participation, benefits and/or coverage cannot be provided to Employee following his Involuntary Termination, such coverage and/or benefits shall be provided directly by the Company pursuant to this Agreement on a comparable basis. In its sole discretion, the Company may obtain such coverage and benefits for Employee through private insurance acquired at the Company's expense. Amounts paid or payable to or on behalf of Employee pursuant to any "employee welfare benefit plan", as defined in ERISA, providing health and/or disability benefits, that is sponsored by the Company or an affiliate of the Company, shall be credited against amounts due under this
Section 9.A.(ii). To the maximum extent permitted by applicable law, the benefits provided under this Section 9.A.(ii) shall be in discharge of any obligations of the company or any rights of Employee under the benefit continuation provisions under Section 4980A of the Code and Part VI of Title I of the Employee Retirement Income Security Act ("COBRA") or any other legislation of similar import.

               (iii) UNVESTED STOCK. Any unvested shares of the Company's Common Stock which you hold under the Restricted Stock Issuance Plan at the time of such Involuntary Termination will immediately vest in full.

               (iv) OPTION ACCELERATION. Each of your Options under the Stock Option Plan will (to the extent not then otherwise exercisable) automatically accelerate so that each such Option will become immediately exercisable for the total number of shares purchasable thereunder. Each such accelerated Option, together with all of your other vested Options, will remain exercisable for a period of three (3) years following your Involuntary Termination and may be exercised for any or all of the accelerated shares in accordance with the exercise provisions of the Option agreement evidencing the grant.

     B. You will be entitled to receive the severance benefits specified below in the event there


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

should occur an Involuntary Termination of your employment (other than a Termination for Cause) at any time after January 1, 1999, whether or not effected in connection with a Change in Control:

               (i) SEVERANCE BENEFIT. The Company will make a severance payment to you, in one lump sum within fifteen (15) days of the date of your Involuntary Termination, in an aggregate amount equal to two (2) times the sum of (a) the average annual rate of base salary and (b) the average bonus paid to you by the Company, in each case for service rendered in the two (2) immediately preceding calendar years. If a bonus was paid for only one of those calendar years, then the clause (b) amount will be equal to that bonus.

               (ii) WELFARE BENEFITS. For a period of twenty-four (24) months, Employee (and his dependents, as applicable) shall be provided by the Company with the same life, health and disability plan participation, benefits and coverages to which he was entitled as an employee immediately before the Involuntary Termination. In the event that under applicable law or the terms of the relevant Employee Benefit Plans such participation, benefits and/or coverage cannot be provided to Employee following his Involuntary Termination, such coverage and/or benefits shall be provided directly by the Company pursuant to this Agreement on a comparable basis. In its sole discretion, the Company may obtain such coverage and benefits for Employee through private insurance acquired at the Company's expense. Amounts paid or payable to or on behalf of Employee pursuant to any "employee welfare benefit plan", as defined in ERISA, providing health and/or disability benefits, that is sponsored by the Company or an affiliate of the Company, shall be credited against amounts due under this Section B.A.(ii). To the maximum extent permitted by applicable law, the benefits provided under this Section B.A.(ii) shall be in discharge of any obligations of the company or any rights of Employee under the benefit continuation provisions under COBRA or any other legislation of similar import.

               (iii) UNVESTED STOCK. Any unvested shares of the Company's common stock which you hold under the Restricted Stock Issuance Plan at the time of such Involuntary Termination will immediately vest in full.

               (iv) OPTION ACCELERATION. Each of your Options under the Stock Option Plan will (to the extent not then otherwise exercisable) automatically accelerate so that each such Option will become immediately exercisable for the total number of shares purchasable thereunder. Each such accelerated Option, together with all of your other vested Options, will remain exercisable for a period of three (3) years following your Involuntary Termination and may be exercised for any or all of the accelerated shares in accordance with the exercise provisions of the Option agreement evidencing the grant.

     10.  RESTRICTIVE COVENANT.  During the Employment Period:

               (i) You will devote your full working time and effort to the performance of your duties as an executive officer of the Company.


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

               (ii) You will not directly or indirectly, whether for your own account or as an employee, consultant or advisor, provide services to any business enterprise other than the Company, unless otherwise authorized by the Company in writing.

          However, you will have the right to perform such incidental services as are necessary in connection with (a) your private passive investments, (b) your charitable or community activities, and (c) your participation in trade or professional organizations, but only to the extent such incidental services do not interfere with the performance of your services hereunder.

     11. NON-SOLICITATION. During any period for which you are receiving compensation payments pursuant to Part Two, Section 4 and one (1) year thereafter, you will not directly or indirectly solicit any Company employee to leave the Company's employ for any reason or interfere in any other manner with the employment relationships at the time existing between the Company and its current employees.

     12.  CONFIDENTIALITY.

          A. You hereby acknowledge that the Company may, from time to time during the Employment Period, disclose to you confidential information pertaining to the Company's business and affairs and client base, including (without limitation) customer lists and accounts, other similar items indicating the source of the Company's income and information pertaining to the salaries, duties and performance levels of the Company's employees. You will not, at any time during or after such Employment Period, disclose to any third party or directly or indirectly make use of any such confidential information, including (without limitation) the names, addresses and telephone numbers of the Company's customers, other than in connection with, and in furtherance of, the Company's business and affairs. Nothing contained in this paragraph shall be construed to prevent Employee from disclosing the amount of his salary.

          B. All documents and data (whether written, printed or otherwise reproduced or recorded) containing or relating to any such proprietary information of the Company which come into your possession during the Employment Period will be returned by you to the Company immediately upon the termination of the Employment Period or upon any earlier request by the Company, and you will not retain any copies, notes or excerpts thereof. Notwithstanding the foregoing, Employee shall be entitled to retain his file or rolodex containing names, addresses and telephone numbers and personal diaries and calendars; provided, however, that Employee shall continue to be bound by the terms of
Section 12.A. above to the extent such retained materials constitute confidential information.

          C. Your obligations under this Section 12 will continue in effect after the termination of your employment with the Company, whatever the reason or reasons for such termination, and the Company will have the right to communicate with any of your future or prospective employers concerning your continuing obligations under this Section 12.

     13.  OWNERSHIP RIGHTS.

          A. All materials, ideas, discoveries and inventions pertaining to the Company's business or clients, including (without limitation) all patents and copyrights, patent applications, patent renewals and extensions and the names, addresses and telephone numbers of customers, will belong solely to the Company.

          B. All materials, ideas, discoveries and inventions which you may devise, conceive, develop or reduce to practice (whether individually or jointly with others) during the Employment Period will be the sole property of the Company and are hereby assigned by you to the Company, except for any idea, discovery or invention (i) for which no Company equipment, supplies, facility or trade secret information is used, (ii) which is developed entirely on your own time and (iii) which neither (a) relates at the time of conception or reduction to practice, to the Company's business or any actual or demonstrably-anticipated research or development program of the Company nor (b) results from any work performed by you for the Company. The foregoing exception corresponds to the assignment of inventions precluded by California Labor Code Section 2870, attached as Exhibit A.

          C. You will, at all times whether during or after the Employment Period, assist the Company, at the Company's sole expense, in obtaining, maintaining, defending and enforcing patents, copyrights and other proprietary rights of the Company. Such assistance will include (without limitation) the execution of documents and assistance and cooperation in legal proceedings.

          D. You will continue to be bound by all the terms and provisions of your existing Proprietary Information and Invention Agreements with the Company, and nothing in this document will be deemed to modify or affect your duties and obligations under those other agreements.

     14.  TERMINATION OF EMPLOYMENT.

          A. The Company (or any successor entity resulting from a Change in Control) may terminate your employment under this Agreement at any time for any reason, with or without cause, by providing you with at least thirty (30) days prior written notice. However, such notice requirement will not apply in the event there is a Termination for Cause under subparagraph D below.

          B. In the event there is an Involuntary Termination of your employment with the Company (other than Termination for Cause) during the Employment Period, you will become entitled to the benefits specified in Part Two, Section 9 in addition to any unpaid compensation earned by you under Part Two, Section 4 for services rendered prior to such termination.

          C. Should your employment with the Company terminate by reason of your death or disability during the Employment Period, no severance benefits will be payable to you under Part Two, Section 9, and only the limited death or disability benefits provided under Part Two, Section 8 will be payable, to the extent applicable.

          D. The Company may at any time, upon written notice, terminate your employment hereunder for any act qualifying as a Termination for Cause. Such termination will


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be effective immediately upon such notice.

          E. Upon such Termination for Cause, the Company will only be required to pay you any unpaid compensation earned by you pursuant to Part Two,
Section 4 for services rendered through the date of such termination, and no termination or severance benefits will be payable to you under Part Two, Section 9.


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               PART THREE -- INTERNAL REVENUE CODE LIMITATIONS

     1. CODE LIMITATIONS. Notwithstanding anything to the contrary in this Agreement, if Employee is entitled to benefits hereunder following the occurrence of a Change in Control, in no event shall the present value of benefits payable under this Agreement, taken together with Employee's benefits under the Stock Option Plan and Restricted Stock Issuance Plan and other applicable sources, that, in the opinion of counsel (as identified in Section 3 of this Part Three), are considered "parachute payments" under Section 4999 of the Code, be reduced by the excise tax imposed by Section 4999 of the Code. In the event that such benefits so taken together would exceed the amount which is exempt from the excise tax imposed by Section 4999 of the Code, the Company shall pay to Employee an additional amount (the "Gross-Up Payment") such that the net amount retained by Employee, after deduction for the amount of any excise tax under Section 4999 and any interest charges or penalties in respect of the imposition of such excise tax (but not any federal, state or local income tax) on the present value of such benefits, and any federal, state and local income tax, excise tax and penalties and interest, if applicable, upon the additional payment provided for by this Section 1, shall be equal to the present value of such benefits. For purposes of determining the additional amount to be paid to Employee pursuant to this Section 1, Employee shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation in the calendar year in which the additional payment is to be made and state and local income taxes at the highest marginal rates of taxation in the state and locality of his residence on the date the additional payment is made, net of the maximum reduction in federal income taxes which could be obtained from deduction from such state and local taxes.

     2. DEFINITIONS APPLICABLE TO THIS PART THREE. For purposes of this Part Three, the term "parachute payment" shall have the meaning ascribed to it under
Section 280G(b)(2) of the Code, and "present value" shall be determined in accordance with Section 280G(d)(4) of the Code.

     3. INTERPRETATION. This Part Three shall be interpreted so as to avoid the imposition of excise taxes on Employee under Section 4999 of the Code, or to minimize such taxes. In applying the provisions of this Part Three if, for any reason, an exemption from the application of the rules of Section 4999 of the Code shall be available under the terms of said Section or under any applicable regulations or rulings thereunder, such exemption shall be fully applied. All payments under this Agreement or otherwise that are, in the opinion of counsel (as identified in this Section 3), parachute payments shall be taken into account in applying the provisions of this Part Three, and no others. In application of the provisions of this Part Three, calculations necessary to be made pursuant to the provisions of this Part Three and interpretation of the Code and applicable regulations for purposes of compliance with this Part Three shall be made by the private law firm serving as executive compensation and tax counsel to the Board immediately prior to the Change in Control, and the determination of such counsel made in good faith shall be binding and conclusive upon both the Company and Employee. All fees and expenses of such law firm pertaining thereto shall be borne by the Company. Payments shall be made pursuant to this Agreement notwithstanding that the status of any payment as a parachute payment has not been finally determined by the Internal Revenue Service or any court of competent jurisdiction, or by arbitration as provided in Section 3 of Part Four. Any Gross-Up Payment, as determined pursuant to Section 1 of this Part Three, shall be paid by the Company to Employee within five (5) days of the receipt of the law firm's determination. If the law firm determines that no excise tax is payable by Employee, it shall furnish Employee with a written opinion that failure to report the excise tax on Employee's applicable federal income tax return would not result in the imposition of a negligence (or similar) penalty. Any determination by the law firm shall be binding upon the Company and Employee.
As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the law firm hereunder, it is possible that Gross-Up Payments will not have been made in full by the Company, consistent with the calculations required to be made hereunder (with such shortfall as "Underpayment"). In the event that the Company exhausts its remedies pursuant to Section 4 of this Part Three and Employee thereafter is required to make a payment of any excise tax, the law firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of Employee.

     4. INTERNAL REVENUE SERVICE CLAIMS. Employee shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. Employee shall not pay such claim prior to the expiration of the thirty (30) day period following the date on which it gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies Employee in writing prior to the expiration of such period that it desires to contest such claim, Employee shall:

          (a) give the Company any information reasonably requested by the Company relating to such claim (without requiring a waiver of Employee's attorney-client privilege);

          (b) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company;

          (c) cooperate with the Company in good faith in order to effectively contest such claim; and

          (d) permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Employee harmless, on an after-tax basis, for any excise tax or income tax (including interest and penalties and respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 4, the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and


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

conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Employee to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Employee agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs Employee to pay such claim and sue for a refund, the Company shall advance the amount of such payment to Employee, on an interest-free basis, and shall indemnify and hold Employee harmless, on an after-tax basis, from any excise tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statue of limitations relating to payment of taxes for the taxable years of Employee with respect to which such contested amount is claimed to be due is limited solely to issues relating to such contested amount. Furthermore, the Company's control of the contest shall be limited to issues with respect to which a Gross-Up Payment shall be payable hereunder and Employee shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

     5.  INTERNAL REVENUE SERVICE REFUNDS.   If, after the receipt by Employee
of an amount advanced by the Company pursuant to Section 4 of this Part Three, Employee becomes entitled to receive any refund with respect to such claim, Employee shall (subject to the Company's complying with the requirements of Section 4 of this Part Three), promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by Employee of any amount advanced by the Company pursuant to Section 4 of this Part Three, a determination is made that Employee shall not be entitled to any refund with respect to such claim and the Company does not notify Employee in writing of its intent to contest such denial or refund prior to the expiration of thirty (30) days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

          PART FOUR - ADDITIONAL RIGHTS AND RESPONSIBILITIES

     1. MITIGATION. Employee shall not be required to mitigate damages or the amount of any payment provided for under this Agreement by seeking other employment or otherwise. The provisions of this Agreement, and any payment provided for hereunder, shall not reduce any amounts otherwise payable, or in any way diminish Employee's existing rights which would accrue solely as a result of the passage of time, under any Company Employee Benefit Plan, "Payroll practice" (as defined in ERISA), compensation arrangement, incentive plan, stock option or other stock-related plan.

     2. LEGAL COSTS. If any legal action or other proceeding is brought by Employee for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, Employee shall be entitled to recover reasonable attorneys fees and other costs incurred in that action or proceeding, in addition to any other relief to which he may be entitled, in the event and to the extent that


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

Employee prevails in such action or other proceeding. Notwithstanding anything hereinabove to the contrary, as between Employee and the Company, the Company shall bear all legal costs and expenses of defending the validity of this Agreement against any third party. The Company shall bear all legal costs and expenses incurred in contesting or disputing the characterization of any amounts paid pursuant to this Agreement as being nondeductible under Section 280G of the Code or subject to imposition of an excise tax under Section 4999 of the Code.

     3. FULL SETTLEMENT. The Company's obligations to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by an set-off, counterclaim, recoupment, defense or other claim, or other action which the Company may have against Employee or others.

                    PART FIVE -- MISCELLANEOUS PROVISIONS

     1. SUCCESSORS. This Agreement shall be binding upon and inure to the benefit of the Company and any successor of the Company, including, without limitation, any corporation or corporations acquiring directly or indirectly all or substantially all of the stock, business or assets of the Company whether by merger, consolidation, division, sale or otherwise (and such successor shall thereafter be deemed "the Company" for the purposes of this Employment Agreement). The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by agreement in form and substance satisfactory to Employee, to expressly assume and agree to perform this Employment Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain such assumption and agreement prior to the effectiveness of any such succession shall be a breach of this Employment Agreement entitling Employee to the benefits hereunder, as though Employee was subject to Involuntary Termination. This Agreement shall be binding upon and inure to the benefit of Employee, his successors, assigns, executors, administrators or beneficiaries.

     2. DEATH. Should you die before receipt of all the separation payments to which you may become entitled under Part Two, Section 9, then such payment or payments will be made, on the due date or dates hereunder had you survived, to the executors or administrators of your estate. Should you die before you exercise your outstanding vested options, then each such option may be exercised, within twelve (12) months after your death, by the executors or administrators of your estate or by person to whom the option is transferred pursuant to your will or in accordance with the laws of inheritance. In no event, however, may any such vested option be exercised after the specified expiration date of the option term.

     3. INDEMNIFICATION. The indemnification provisions for Officers and Directors under the Company's Bylaws will (to the maximum extent permitted by law) be extended to you, during the period following your Involuntary Termination, with respect to any and all matters, events or transactions occurring or effected during your Employment Period.

     4. MISCELLANEOUS. The provisions of this Agreement will be construed and interpreted under the laws of the State of California. This Agreement incorporates the entire Agreement between you and the Company relating to the terms of your employment and the subject of severance benefits and supersedes all prior agreements and understandings with respect to such subject matter. This Agreement may only be amended by written instrument signed by you and an authorized officer of the Company.

     5. ARBITRATION. Any controversy which may arise between you and the Company with respect to the construction, interpretation or application of any of the terms, provisions, covenants or conditions of this Agreement or any claim arising from or relating to this Agreement will be submitted to final and binding arbitration in San Diego, California in accordance with the rules of the American Arbitration Association then in effect.

     6. NOTICES. Any notice required to be given under this Agreement shall be deemed sufficient, if in writing, and sent by certified mail, return receipt requested, via overnight courier, or hand delivered to the Company at 5501 Oberlin Drive, San Diego, California, 92121, and to Employee at his most recent address reflected in the permanent Company records.

     Please indicate your acceptance of the foregoing provisions of this Agreement by signing the enclosed copy of this Agreement and returning it to the Company.

                                       Very truly yours,

                                       MYCOGEN CORPORATION


                                       By:  /s/ Jerry Caulder
                                            -----------------------
                                            Chairman and
                                            Chief Executive Officer

ACCEPTED BY AND AGREED TO

Signature:   /s/ Leo Kim
             -----------
Dated:       1/15/96
             -------

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

                                   EXHIBIT A


     Section 2870. APPLICATION OF PROVISION PROVIDING THAT EMPLOYEE WILL ASSIGN OR OFFER TO ASSIGN RIGHTS IN INVENTION TO EMPLOYER.

     (a) Any provision in an employment agreement which provides that an employee will assign, or offer to assign, any of his or her rights in an invention to his or her employer will not apply to an invention that the employee developed entirely on his or her own time without using the employer's equipment, supplies, facilities, or trade secret information except for those inventions that either:

          (1) Relate at the time of conception or reduction to practice of the invention to the employer's business, or actual or demonstrably anticipated research or development of the employer.

          (2)  Result from any work performed by the employee for his employer.

     (b) To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.


17